SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 7)

OPTi, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

683960108
(CUSIP Number)

Salvatore Muoio S. Muoio & Co. LLC SM Investors II, L.P. SM L/S, L.P. c/o 509 Madison Avenue, Suite 406 New York, NY 10022 (212) 297-2555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Muoio & Co. LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,290,105

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,290,105

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,290,105

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.25%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Salvatore Muoio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,290,105

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,290,105

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,290,105

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.25%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SM Investors II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,309,846

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,309,846

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,309,846

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.25%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SM L/S, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

902,947

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

902,947

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

902,947

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.75%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.683960108

Item 1. Security and Issuer.

The name of the issuer is OPTi, Inc., a California corporation (the "Issuer"). The address of the Issuer's offices is 3430 W. Bayshore Road, Suite 103, Palo Alto, California 94303. This Amendment 4 to Schedule 13D relates to the Issuer's Common Stock, no par value per share (the "Shares").

Item 2. Identity and Background.

(a-c, f) This Amendment 7 to Schedule 13D is being filed jointly by (i) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC"), (ii) Salvatore Muoio, a United States citizen, (iii) SM Investors II, L.P., a Delaware limited partnership ("Investors II") and (iv) SM L/S, L.P., a Delaware limited partnership ("L/S") (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.  Investors II and L/S are two such funds for which SMC serves as general partner.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 3,290,105 Shares held by such entities.

Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 3,290,105 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion.

Investors II, a private investment fund structured as a Delaware limited partnership for which SMC serves as general partner, may be deemed to beneficially own 1,309,846 Shares.

L/S, a private investment fund structured as a Delaware limited partnership for which SMC serves as general partner, may be deemed to beneficially own 902,947 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons have engaged in, and plan to continue to engage in, discussions with management and/or representatives of the board of directors of the Issuer concerning its direction and financial and strategic alternatives including the appointment of representatives of the Reporting Persons to the Issuer's board of directors, the timing and characterization of distributions of cash to shareholders and the potential orderly liquidation of the Issuer. Depending upon the outcome of their discussions with the Issuer, the Reporting Persons reserve the right to formulate a plan or proposal with respect to the Issuer, including a plan or proposal that could result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons sent a letter dated May 13, 2011 (a copy of which is attached as Exhibit C to this amendment) to the Issuer to indicate their view that the Issuer's proxy statement dated April 25, 2011 relating to the Issuer's forthcoming annual meeting of shareholders contains certain inaccuracies, and that a representative of the Reporting Persons intends to attend the meeting in person and vote thereat as described in the letter.

Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

Other than as set forth above, the Reporting Persons have not at this time elected to pursue any particular course of action or have any other plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

S. Muoio & Co. LLC ("SMC")
(a-e)  As of the date hereof, SMC may be deemed to be the beneficial owner of 3,290,105 Shares or 28.25% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,290,105 Shares to which this filing relates.

SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,290,105 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Salvatore Muoio

(a-e)  As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 3,290,105 Shares or 28.25% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,290,105 Shares to which this filing relates.

Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,290,105 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM Investors II, L.P. ("Investors II")

(a-e)  As of the date hereof, Investors II may be deemed to be the beneficial owner of 1,309,846 Shares or 11.25% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

Investors II has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,309,846 Shares to which this filing relates.

Investors II has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,309,846 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Investors II are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  Investors II may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM L/S, L.P. ("L/S")

(a-e)  As of the date hereof, L/S may be deemed to be the beneficial owner of 902,947 Shares or 7.75% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

L/S has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 902,947 Shares to which this filing relates.

L/S has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 902,947 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by L/S are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  L/S may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.  However, the Reporting Persons among themselves may be deemed to be a group as defined in Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

Item 7. Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
B.  Schedule of Transactions of the Issuer.
C.  Letter to the Chairman of the Board of Directors of OPTi, Inc. dated May 13, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2011
(Date)

S. Muoio & Co. LLC

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors II, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM L/S, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

/s/	Salvatore Muoio
Salvatore Muoio

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 7 to Schedule 13D dated May 13, 2011 relating to the Common Stock, no par value per share of OPTi, Inc. shall be filed on behalf of the undersigned.

S. Muoio & Co. LLC

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors II, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM L/S, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

/s/	Salvatore Muoio
Salvatore Muoio

May 13, 2011

Exhibit B

TRANSACTIONS DURING THE PAST 60 DAYS

TRANSACTIONS BY S. MUOIO & CO. LLC

Date of Transaction	Number Purchased/ (Sold)	Price ($)

03/24/2011	18,757	$2.05
03/25/2011	4,500	$2.04
03/28/2011	10,417	$2.02
03/29/2011	1,368	$2.02
03/31/2011	1,000	$2.05
04/06/2011	1,000	$2.01
04/07/2011	4,500	$2.00
04/12/2011	3,000	$1.96

TRANSACTIONS BY SALVATORE MUOIO

Date of Transaction	Number Purchased/ (Sold)	Price ($)

03/24/2011	18,757	$2.05
03/25/2011	4,500	$2.04
03/28/2011	10,417	$2.02
03/29/2011	1,368	$2.02
03/31/2011	1,000	$2.05
04/06/2011	1,000	$2.01
04/07/2011	4,500	$2.00
04/12/2011	3,000	$1.96

TRANSACTIONS BY SM INVESTORS II, L.P.

Date of Transaction	Number Purchased/ (Sold)	Price ($)

03/24/2011	13,693	$2.05
03/25/2011	3,285	$2.04
03/28/2011	7,604	$2.02
03/29/2011	1,000	$2.02
03/31/2011	730	$2.05
04/06/2011	730	$2.01
04/07/2011	3,285	$2.00
04/12/2011	2,190	$1.96

                                                                                                                                                                                                                                                       Exhibit C
509 Madison Avenue, Suite 406                                                                                                                                             S. Muoio & Co. LLC
New York, New York 10022
Tel. (212) 297-2555
Fax (212) 297-2550

Via FedEx

May 13, 2011
Bernard T. Marren Chairman of the Board OPTi Inc. 3430 Bayshore Road, Suite 103 Palo Alto, CA 94303

Re:	OPTi Inc. 2011 Annual Meeting of Shareholders
Dear Mr. Marren:

S. Muoio & Co. LLC ("SMC"), a Delaware limited liability company, has the shared power to vote or direct the vote of approximately 28 % of the outstanding shares of the common stock of OPTi Inc., a California corporation ("OPTi").

We refer to OPTi's proxy statement filed with the Securities and Exchange Commission ("SEC") on April 26, 2011 (the "2011 Proxy Statement") with respect to OPTi's annual meeting of shareholders to be held on May 23, 2011 (the "Annual Meeting").

SMC believes that the 2011 Proxy Statement includes inaccuracies regarding shareholders' rights to nominate, and cumulate votes for, candidates for election to OPTi's board of directors at the Annual Meeting.  It appears to us that the 2011 Proxy Statement also is inconsistent with the OPTi's previous proxy disclosures, California law, and OPTi's articles of incorporation and bylaws.

Bernard T. Marren
May 13, 2011

                                                                                                                                                                                                     S. Muoio & Co. LLC

Inaccuracies

SMC believes that the 2011 Proxy Statement does not accurately state the right of shareholders to make nominations for election of directors.  The 2011 Proxy Statement under the caption "Voting and Solicitation" provides in relevant part:

"However, no shareholder shall be entitled to cumulate votes for any candidate unless the candidate's name has been properly placed in nomination pursuant to the procedures set forth in the Company's 2010 Proxy Statement. . . ."

This statement, which does not appear in OPTi's 2010 Proxy Statement, is inaccurate in at least three respects.

First, OPTi's 2010 Proxy Statement does not describe any procedures for a shareholder to nominate a candidate directly.1  Thus, the statement inaccurately states that nomination procedures exist when, in fact, there are none.

Second, the statement is inconsistent with OPTi's bylaws (Article II, Section 2.8) which provide that a shareholder is entitled to cumulate votes "if the candidates' names have been placed in nomination prior to commencement of the voting . . .".   The bylaws do not impose any other requirements with respect to nominations in order for a shareholder to vote cumulatively.

______________________________
1      The 2010 Proxy Statement describes the process by which a shareholder may propose a candidate for consideration by the Nominating Committee of OPTi's board of directors under the caption "Director Nominations – Shareholder Nominee".  However, nothing in OPTi's articles of incorporation or bylaws or in California law requires a shareholder to submit nominations to the board in advance of the Annual Meeting, limits shareholders to voting only on nominees approved by the board, or prohibits a shareholder from nominating candidates directly at the Annual Meeting before voting begins.

Bernard T. Marren
May 13, 2011

                                                                                                                                                                                                     S. Muoio & Co. LLC

Third, the statement does not accurately reflect California law.  Section 708(b) of the Code provides in relevant part: "No shareholder shall be entitled to cumulate votes . . . unless the candidate or candidate's names have been placed in nomination prior to voting . . .".   Thus, California law does not include, or even contemplate, any limitation on a shareholder's right to nominate candidate(s) beyond the simple requirement that the nomination be made prior to voting.

OPTi's 2011 Proxy Statement will cause shareholders to believe that they have no right to cumulate votes in the election of directors because of the procedural condition referenced in OPTi's 2010 Proxy Statement.  In our view, no such procedural conditions exist or could exist under California law.2

We believe that the 2011 Proxy Statement also includes, under the caption "Voting and Solicitation," the following inaccurate statements:

"Only the four nominees set forth in this proxy statement have been properly nominated for election at the Annual Meeting.  No other nominees will be considered at the Annual Meeting." (Emphasis added).

Neither of these inaccurate statements appears in OPTi's 2010 Proxy Statement.

______________________________
2      The 2010 Proxy Statement contemplated the possibility of additional nominees by including the following statement under the caption "PROPOSAL NUMBER 1 – Election of Directors – Directors and Nominees for Directors":  "In the event that additional persons are nominated for election as directors, the proxy holders . . .".  OPTi omitted this statement from the 2011 Proxy Statement.

Bernard T. Marren
May 13, 2011

                                                                                                                                                                                                     S. Muoio & Co. LLC

The Code does not require that a shareholder formally nominate a candidate in advance of the annual meeting, or require that candidates for nomination to the board be submitted for advance review by members of the incumbent board who are themselves standing for election.  While Section 601(a) of the Code requires that notice of any meeting at which directors are to be elected include "the names of nominees intended at the time of the notice to be presented by the board for election" (emphasis added), the statute imposes no similar requirement with respect to nominees to be presented by the shareholders at the meeting.

In addition, OPTi's charter documents3 do not include any requirement that a shareholder provide advance notice of its intention either to cast votes for a candidate or to nominate a candidate at an annual meeting of shareholders.  We thus believe that OPTi's shareholders may either cast votes for one or more candidates presented by the board or nominate one or more of their own candidates for consideration at the Annual Meeting.  OPTi's suggestion that a candidate nominated by a shareholder would not be "properly nominated" is inaccurate.  We believe that OPTi needs to correct these inaccurate statements.

The 2011 Proxy Statement includes under the caption "Voting and Solicitation" a statement that "votes cannot be cast for more than four (4) candidates."  Section 708(a) of the Code establishes the right of a shareholder of a California corporation to cumulate votes in the election of directors.  Under the statute, a shareholder may "give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder sees fit" (emphasis added).  Article II, Section 2.8 of OPTi's bylaws similarly provides that a shareholder may distribute votes "among any or all of the candidates, as the shareholder thinks fit."  Thus, in our view, the 2011 Proxy Statement inaccurately states that shareholders may not cast votes for more than four candidates.

______________________________
3           OPTi's quarterly report on Form 10-Q filed with the SEC on February 14, 2011 incorporates these charter documents by reference from OPTi's registration statement on Form S-1 (File No. 33-59978) as declared effective by the SEC on May 11, 1993.  Since February 14, 2011, OPTi has not filed a any current report on Form 8-K with the SEC disclosing any amendment of either its articles of incorporation or bylaws.

Bernard T. Marren
May 13, 2011

                                                                                                                                                                                                     S. Muoio & Co. LLC

We believe that OPTi and its board of directors must take immediate steps to correct these misstatements.

Nomination at the Annual Meeting

The California Supreme Court has observed:

"At shareholders' meetings each shareholder is entitled to offer proposals to be voted on and to vote on proposals presented by management, and to nominate directors and to vote on the slate of directors nominated by management."

Stephenson v. Drever, 16 Cal. 4th 1167, 1176 (1997).  OPTi's shareholders are entitled to a fair opportunity to present alternatives to the incumbent slate, as provided by the Code and OPTi's bylaws.  OPTi is obligated to provide the shareholders with a fair opportunity to nominate and cast votes for the candidates of their own choosing.  In this connection, as discussed above, the 2011 Proxy Statement, unlike the 2010 Proxy Statement, does not disclose how the proxy holders intend to exercise their vote in the event cumulative voting is in effect at the Annual Meeting.  We believe that OPTi must provide this disclosure, so that the proxy authority being conferred by the shareholders is fully disclosed to its shareholders.

Bernard T. Marren
May 13, 2011

                                                                                                                                                                                                     S. Muoio & Co. LLC

Written Ballots

Section 708(e) of the Code provides that elections for directors need not be by ballot unless a shareholder demands election by ballot at the meeting and before the voting has begun.  This right to vote by ballot is also set forth in Article II, Section 2.8 of OPTi's bylaws.  SMC intends to be present at the meeting and intends to demand voting by ballot before voting begins.

Shareholders have the right to cast votes for and/or nominate candidates of their own choosing.  SMC contemplates nominating one or more additional candidates for election to the board and demanding cumulative voting in accordance with Section 708(b) of the Code and OPTi's bylaws.  Therefore, ballots should permit the inclusion of additional nominees and allow shareholders to vote their shares cumulatively in the election of directors.  In order to minimize any disputes at the meeting, SMC requests that OPTi provide it with the form(s) of any ballots that it intends to use at the meeting.

Section 707 of the Code provides that the board of directors may appoint inspectors of election and that the number of inspectors must be either one or three.  If the board does not appoint inspectors in advance of the meeting, the chairman of the meeting must, on the request of any shareholder, appoint inspectors of election at the meeting.  Article II, Section 2.13 of the OPTi's bylaws makes similar provision for the appointment of inspectors.

Bernard T. Marren
May 13, 2011

                                                                                                                                                                                                     S. Muoio & Co. LLC

If the board has or intends to appoint inspectors of election, SMC expects that the inspectors will be both independent and disinterested.  SMC requests that OPTi inform SMC promptly of the appointment, including the identities and number of inspectors so that any objections to the appointment can be timely addressed.  SMC hereby provides OPTi with notice of its request that independent inspectors of the election be appointed if the board does not appoint independent inspectors in advance of the meeting.

Conclusion

SMC requests that the following steps be taken:

•	That OPTi immediately amend the 2011 Proxy Statement to correct inaccuracies in the 2011 Proxy Statement with respect to the shareholders' right to nominate directors;

•	That OPTi permit its shareholders to nominate candidates for election of directors in accordance with California law, notwithstanding any contrary statements in the 2011 Proxy Statement;

•	That OPTi cause the election of directors at the Annual Meeting to be conducted by written ballot that allows shareholders to vote cumulatively and cast votes for the candidate(s) of their choice; and

•
That the board of directors of OPTi appoint three independent and disinterested inspectors of election pursuant to Section 707(a) of the California Corporations Code (the "Code") to act at the Annual Meeting (and any adjournment thereof) and to exercise the powers

Bernard T. Marren
May 13, 2011

                                                                                                                                                                                                     S. Muoio & Co. LLC

conferred upon inspectors of election by Section 707(b) of the Code and to conduct themselves as required under Section 707(c) of the Code.

Very truly yours,

S. Muoio & Co. LLC

               /s/ Salvatore Muoio
By: Salvatore Muoio
Title:  Managing Member
KPB:sdb

cc: Board of Directors

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